# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: lululemon athletica inc., CIK 0001397187
CUSIP: 550021109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Date of event which requires filing of this statement: 12/29/2025
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia, Canada (Federal Level) (Z4), V6B 1A1, 604-737-7232

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 3,852; shared voting power 9,901,004; sole dispositive power 3,852; shared dispositive power 9,901,004; aggregate amount beneficially owned 9,904,856 (8.4% of the class)
- Anamered Investments Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,755,217; sole dispositive power 0; shared dispositive power 4,755,217; aggregate amount beneficially owned 4,755,217 (4.1% of the class)
- LIPO Investments (USA), Inc. (CIK 0002003936): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,401,596; sole dispositive power 0; shared dispositive power 3,401,596; aggregate amount beneficially owned 3,401,596 (2.9% of the class)
- Wilson 5 Foundation: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Wilson 5 Foundation Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 829,325; sole dispositive power 0; shared dispositive power 829,325; aggregate amount beneficially owned 829,325 (0.7% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 91,760; sole dispositive power 0; shared dispositive power 91,760; aggregate amount beneficially owned 91,760 (0.1% of the class)
- Shannon Wilson: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,098,309; sole dispositive power 0; shared dispositive power 1,098,309; aggregate amount beneficially owned 1,098,309 (0.9% of the class)
- Low Tide Properties Ltd. (CIK 0001972360): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 554,122; sole dispositive power 0; shared dispositive power 554,122; aggregate amount beneficially owned 554,122 (0.5% of the class)
- House of Wilson Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Laura Gentile: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Eric Hirshberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Marc Maurer: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: lululemon athletica inc.
Address of issuer's principal executive offices: 1818 Cornwall Avenue, Vancouver, British Columbia Canada (A1), V6J 1C7
Comment:
This Amendment No. 12 (this "Amendment") is being filed by Dennis J. Wilson, Anamered Investments Inc. ("Anamered"), LIPO Investments (USA), Inc. ("LIPO"), Wilson 5 Foundation ("Wilson 5"), Wilson 5 Foundation Management Ltd. ("Wilson 5 Trustee"), Five Boys Investments ULC ("Five Boys"), Shannon Wilson, Low Tide Properties Ltd. ("Low Tide"), House of Wilson Ltd. ("House of Wilson"), Laura Gentile, Eric Hirshberg and Marc Maurer (collectively, the "Reporting Persons") and amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on February 14, 2019 (as amended, the "Schedule 13D") to reflect certain updates to the information previously reported and to add House of Wilson, Ms. Gentile, Mr. Hirshberg and Mr. Maurer as Reporting Persons.

The number of shares of Issuer common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 11 to the Schedule 13D filed by the the reporting persons thereto on December 15, 2025.

The Items below amend the information disclosed under the corresponding Items in the Schedule 13D as described below. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by:

(i) Dennis J. Wilson;
(ii) Anamered;
(iii) LIPO;
(iv) Wilson 5;
(v) Wilson 5 Trustee;
(vi) Five Boys;
(vii) Shannon Wilson;
(viii) Low Tide;
(ix) House of Wilson;
(x) Laura Gentile;
(xi) Eric Hirshberg; and
(xii) Marc Maurer.

Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson and House of Wilson is: 21 Water Street, Suite 600, Vancouver, British Columbia, Canada, V6B 1A1. The principal business address of Low Tide is: 21 Water Street, Suite 500, Vancouver, British Columbia, Canada, V6B 1A1. The principal business address of Ms. Gentile is: 23 Arnold Street, Old Greenwich, CT 06870. The principal business address of Mr. Hirshberg is: 528 24th Street, Santa Monica, CA 90402. The principal business address of Mr. Maurer is: Larchenstrasse 2, 8125 Zollikerberg, Switzerland.
Present principal occupation or employment: The principal occupation of Mr. Wilson is serving as the Founder, Chief Strategy Officer and Director of House of Wilson. The principal business of each of Anamered, LIPO and Five Boys is operating as an investment holding company. The principal business of Wilson 5 is operating as a private foundation and registered Canadian charity. The principal business of Wilson 5 Trustee is serving as the corporate trustee for Wilson 5 Foundation. The principal occupation of Mrs. Wilson is serving as the Founder and Chief Innovation Officer of House of Wilson. The principal business of Low Tide is operating as a real estate investment, development and management company. The principal business of House of Wilson is operating as a private family office. The principal occupation of Ms. Gentile is serving as the Co-Chief Executive Officer and Co-Founder of Storied Sports LLC. The principal occupation of Mr. Hirshberg is serving as an Advisor/Consultant to C-Suite and Founders at Up.Partners Management Company, LLC, Beta Technologies, Inc., Skydio, Inc. and Metropolis Techonologies, Inc. The principal occupation of Mr. Maurer is serving as an Advisor at On Holding AG.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Anamered is organized as a British Virgin Islands corporation. Each of LIPO, Wilson 5 Trustee and Low Tide is organized as a British Columbia corporation. Wilson 5 is organized as a trust governed by the laws of British Columbia and a Canadian registered charity. Five Boys is organized as a British Columbia unlimited liability company. House of Wilson is organized as a Canadian federal corporation. Each of Mr. Wilson and Mrs. Wilson is a citizen of Canada. Each of Ms. Gentile and Mr. Hirshberg is a citizen of the United States of America. Mr. Maurer is a citizen of Switzerland.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On December 29, 2025, Mr. Wilson delivered a letter to the Issuer (the "Nomination and Proposal Notice") (i) nominating a slate of highly qualified director candidates, including Laura Gentile, Eric Hirshberg and Marc Maurer (each, a "Nominee" and collectively, the "Nominees") for election to the board of directors of the Issuer (the "Board") at the Issuer's 2026 annual meeting of shareholders (the "Annual Meeting") and (ii) submitting a non-binding, advisory business proposal requesting that the Issuer take all necessary steps to declassify the Board (the "Proposal"). As evidenced by their biographies below, the Nominees collectively possess deep expertise in global brand stewardship, consumer focused growth strategy and leadership expertise of complex, high scale media, technology and consumer organizations.

Laura Gentile, age 53, has served as Co-Chief Executive Officer and Co-Founder of Storied Sports LLC, a brand-building and intellectual property representation studio focused on sports and media, since November 2025. She has also served as the Chief Executive Officer of Laura Gentile Studios, a sports marketing agency, since January 2024. She previously served as Executive Vice President and Chief Marketing Officer of ESPN, Inc., a sports broadcasting network ("ESPN"), from January 2018 to October 2023, where she was responsible for global marketing strategy, brand development, audience growth and consumer engagement across ESPN's portfolio of platforms.

Prior to serving as Chief Marketing Officer, Ms. Gentile was Senior Vice President, Content Strategy and Business Operations at ESPN from September 2016 to December 2018, overseeing content strategy, business operations, and cross-platform execution. Earlier in her career, she founded and created espnW in December 2010, a multi-platform brand focused on women and sports, which became a core component of ESPN's content and audience-development strategy.

Ms. Gentile also served as Executive Vice President, Commercial Marketing, Disney Media Networks, at The Walt Disney Company, a multinational mass media and entertainment conglomerate ("Disney"), from January 2020 to October 2023, where she led commercial marketing initiatives across Disney's media properties. Earlier in her career, she was a Partner and Management Supervisor at Ogilvy & Mather, a global marketing, advertising and public relations agency, from January 1999 to December 2002.

Ms. Gentile earned a B.A. in English and Political Science from Duke University and an M.B.A. in Marketing and Organizational Behavior from Boston College. Ms. Gentile was named one of the "Most Powerful Women in U.S. Sports" by Forbes in 2018 and was named one of the "Most Influential Global CMOs" by Forbes in 2023.

Mr. Wilson believes that Ms. Gentile's deep expertise in brand strategy, marketing leadership, content development and audience growth across global media platforms, as well as significant experience leading large, cross-functional teams within complex media organizations, positions her well to serve as a director of the Issuer.

Eric Hirshberg, age 57, has served as an Advisor to Skydio, Inc. a leading developer and manufacturer of autonomous drone technologies, since May 2022. He has also served as an Advisor to Metropolis Technologies, Inc., an AI-payments operating platform, since July 2020, as a Venture Partner of Up.Partners Management Company, LLC, a mobility-focused venture capital fund, since August 2021 and as an Advisor to Beta Technologies, Inc., an electrical aviation manufacturer, since July 2019. Mr. Hirshberg also served as an Advisor and Consultant to Activision Publishing, Inc. ("Activision"), a global developer, publisher and distributor of interactive entertainment and products, from March 2018 to March 2019 and again in February 2022 to December 2022, following his tenure as President and Chief Executive Officer of Activision from July 2010 to April 2019. In his role as President and Chief Executive Officer of Activision, Mr. Hirshberg oversaw global operations, long-term strategic planning, major franchise development and large-scale product launches. Earlier in his career, Mr. Hirshberg held positions of increasing responsibility at Deutsch Los Angeles, ultimately serving as Co-Chief Executive Officer and Chief Creative Officer, and began his career at Fattal & Collins, a marketing and advertising agency.

Mr. Hirshberg earned a B.A. from the University of California, Los Angeles.

Mr. Wilson believes that Mr. Hirshberg's extensive leadership experience in the technology, media and consumer entertainment sectors, coupled with his background in brand strategy, product innovation and scaling creative and engineering organizations, positions him well to serve as a director of the Issuer.

Marc Maurer, age 44, has served as an Advisor to On Holding AG ("On"), a global premium footwear apparel and accessories company, since May 2025. Previously, Mr. Maurer served as Co-Chief Executive Officer of On from January 2021 to May 2025, and served as Chief Operating Officer of On from March 2013 to May 2025. During his tenure, Mr. Maurer played a central role in scaling On from a founder-led growth company into a global, publicly listed consumer brand, with responsibility for global operations, supply chain, organizational development, and execution of long-term strategic initiatives. He brings substantial experience in operational leadership, international expansion, and managing complex, fast-growing consumer businesses.

Prior to joining On, Mr. Maurer served as Head of Business Development and Marketing at Valora Holding AG, a Swiss convenience and food retail operator, from April 2012 to March 2013. Earlier in his career, Mr. Maurer was an Engagement Manager at McKinsey & Co., Inc., a global management consulting firm, from April 2007 to March 2012, where he advised senior executives on corporate strategy, operations, and performance improvement across multiple industries. Mr. Maurer has also served on the board of directors of Liom Health AG, a pioneer in non-invasive glucose monitoring technology, since November 2025.

Mr. Maurer earned a B.S. in Business Administration from ZHAW Zurich University of Applied Sciences and an M.B.A. from INSEAD.

Mr. Wilson believes that Mr. Maurer's experience leading global operations, scaling a high-growth consumer brand and executing long-term strategic initiatives, combined with his background in management consulting and international retail, makes him well qualified and a valuable addition to the Board.

Also on December 29, 2025, the Reporting Persons issued a press release (the "December 29th Press Release") announcing the nomination of the Nominees for election to the Board at the Annual Meeting. The December 29th Press Release highlighted the Nominees' qualifications and experience in, among others, global brand strategy and marketing leadership, content development and audience expansion across major media platforms, the management and scaling of high growth consumer, technology and entertainment businesses and the execution of long term operational and strategic initiatives informed by backgrounds in product innovation, engineering leadership, management consulting and international retail. The Reporting Persons are confident that the addition of the Nominees to the Board will facilitate the effective management succession plan in connection with the Issuer's ongoing CEO selection process, as well as improve the Issuer's ability to execute operationally and hold management accountable. The foregoing description of the December 29th Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the December 29th Press Release, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In furtherance of the nomination of the Nominees and the submission of the Proposal, the Reporting Persons, who are anticipated to be participants in a proxy solicitation in connection with the Annual Meeting, intend to file a proxy statement on Schedule 14A and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies from shareholders of the Issuer in connection with the Annual Meeting.

Mr. Wilson has engaged, and intends to continue to engage, in discussions and communications with management and the Board, as well as the Issuer's shareholders and other third parties, regarding the composition of the Board, generally, the Board's ongoing CEO selection process and opportunities to unlock shareholder value at the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

Each of Mr. Wilson, Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson, Low Tide, House of Wilson and the Nominees (each, a "Participant" and collectively, the "Participants") may be deemed to be a member of a "group" with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 9,904,856 shares of the Issuer's common stock (of which 5,115,961 are exchangeable shares (as defined below) and an equal number of shares of the Issuer's special voting stock on a fully-converted basis) owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of shares of the Issuer's common stock (and exchangeable shares and an equal number of shares of the Issuer's special voting stock) that he, she or it does not directly own, except to the extent of his, her or its pecuniary interest therein.

The foregoing is based on 112,190,041 shares of the Issuer's common stock and 5,115,961 shares of the Issuer's special voting stock outstanding as of December 5, 2025 as disclosed by the Issuer in its Quaterly Report on Form 10-Q filed with the SEC on December 11, 2025. Each share of the Issuer's special voting stock has voting rights equivalent to one share of the Issuer's common stock, but no economic rights.

Each share of the Issuer's special voting stock is paired with an exchangeable share (an "exchangeable share") of Lulu Canadian Holding, Inc., a wholly owned subsidiary of the Issuer ("Lulu Canada"). Holders of exchangeable shares may require Lulu Canada to redeem each of its exchangeable shares in exchange for one share of the Issuer's common stock plus a cash payment equal to any accrued and unpaid dividends on the exchangeable shares. When exchangeable shares are exchanged into shares of the Issuer's common stock, the Issuer cancels a corresponding number of shares of special voting stock without consideration. As a result, each exchangeable share, together with its paired share of special voting stock, may be deemed to represent beneficial ownership of one share of the Issuer's common stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety as follows:

The information set forth in Items 7, 8, 9, 10 and 11 of the cover pages to this Amendment is incorporated herein by reference.

Mr. Wilson directly holds 3,853 shares of the Issuer's common stock. Anamered directly holds 4,755,217 exchangeable shares and an equal number of shares of the Issuer's special voting stock. LIPO directly holds 3,401,596 shares of the Issuer's common stock. Wilson 5 directly holds 829,325 shares of the Issuer's common stock. Five Boys directly holds 91,760 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Mrs. Wilson directly holds 268,984 exchangeable shares and an equal number of shares of the Issuer's special voting stock. Low Tide directly holds 554,122 shares of the Issuer's common stock. Each of House of Wilson, Ms. Gentile, Mr. Hirshberg and Mr. Maurer directly holds 0 shares of the Issuer's common stock.

Mr. Wilson may be deemed to have shared voting or dispositive power over the securities he holds directly, as well as those beneficially owned by Anamered, LIPO, Wilson 5, Wilson 5 Trustee, Five Boys, Mrs. Wilson and Low Tide.

Wilson 5 Trustee may be deemed to have shared voting or dispositive power over the securities beneficially owned by Wilson 5.

Mrs. Wilson may be deemed to have shared voting or dispositive power over the securities that she holds directly as well as those beneficially owned by Wilson 5.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has entered into any transactions involving the Issuer's securities during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On December 29, 2025, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the "JFSA") pursuant to which, among other things, (i) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) the Reporting Persons agreed to solicit proxies for the election of the Nominees to the Board at the Annual Meeting (the "Solicitation") and the approval of the Proposal and (iii) that Mr. Wilson would bear all pre-approved expenses incurred in connection with the Solicitation. The JFSA is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Each Nominee has granted Mr. Wilson a power of attorney (collectively, the "POAs") to execute certain SEC filings and other documents, as necessary, in connection with the Solicitation and any related transactions. Such POAs are attached hereto as Exhibits 99.3-99.5 and incorporated herein by reference.

Mr. Wilson has signed separate indemnification letter agreements (each, an "Indemnification Agreement" and collectively, the "Indemnification Agreements") with each of the Nominees, substantially in the form attached hereto as Exhibit 99.6 and incorporated herein by reference, and subject to immaterial changes, pursuant to which he has agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. The Indemnification Agreements do not apply to any potential claims made against such Nominees in their respective capacities as directors of the Issuer, if so elected.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Press Release Entitled "Chip Wilson Nominates Three Independent Director Candidates for Election to the lululemon athletica inc. Board of Directors"

Exhibit 99.2 Joint Filing and Soliciation Agreement

Exhibit 99.3 Power of Attorney for Laura Gentile

Exhibit 99.4 Power of Attorney for Eric Hirshberg

Exhibit 99.5 Power of Attorney for Marc Maurer

Exhibit 99.6 Form of Indemnification Agreement

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson (12/30/2025)
- Anamered Investments Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/30/2025)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/30/2025)
- Wilson 5 Foundation: /s/ Dennis J. Wilson, Dennis J. Wilson, Director of Wilson 5 Foundation Management Ltd, corporate trustee of Wilson 5 Foundation (12/30/2025)
- Wilson 5 Foundation Management Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/30/2025)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/30/2025)
- Shannon Wilson: /s/ Shannon Wilson, Shannon Wilson (12/30/2025)
- Low Tide Properties Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/30/2025)
- House of Wilson Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (12/30/2025)
- Laura Gentile: /s/ Laura Gentile, Laura Gentile (12/30/2025)
- Eric Hirshberg: /s/ Eric Hirshberg, Eric Hershberg (12/30/2025)
- Marc Maurer: /s/ Marc Maurer, Marc Maurer (12/30/2025)